Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

*         *         *

The following is a translation of a Spanish presentation delivered today in the general meeting of shareholders of Gas Natural SDG, S.A. In case of discrepancies, the Spanish version will prevail.

Extraordinary General Shareholders Meeting 7 April 2006

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the
United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a preliminary prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs))
to be issued in exchange for Endesa ordinary shares held by holders located in the United States and for Endesa ADSs held by holders wherever located. At the appropriate time, Gas Natural will file a Statement on Schedule TO with the SEC. Holders of Endesa ADSs and U.S. holders of Endesa ordinary shares are urged to read the registration statement, the preliminary U.S. prospectus and the related exchange offer materials, the final U.S. prospectus and Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and security holders may obtain free copies of the registration statement, the preliminary U.S. prospectus and related exchange offer materials, and the final prospectus and
Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Gas Natural or its duly designated agent.
This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.  The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that Gas Natural expects to send to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. The Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs)
may not be sold, nor may offers to buy be accepted, in the United States prior to the time that the registration statement becomes effective.  Investors in ordinary shares of
Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.
These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:
• management strategies;
• synergies and cost savings;
• integration of the businesses;
• market position;
• expected gas and electricity mix and volume increases;
• planned asset disposals and capital expenditures;
• net debt levels and EBITDA and earnings per share growth;
• dividend policy; and
• timing and benefits of the offer and the combined company.
These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration;
litigation; and the effects of competition.
Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future”
or similar expressions.
These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.
This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.
Disclaimer and Important Legal Information

1. Strategic rationale for the transaction 2. Summary of the offer for Endesa 3. Proposed resolutions

Strategic rationale for the transaction

A transforming transaction to
accelerate profitable growth
Global leading integrated Spanish gas and
electricity company, with strong energy
management capabilities
Complementary, high-quality assets
in fast growing markets
Client-focused multinational leader
with over 30 million customer accounts

Creation of a Spanish leader in the
energy sector
Electricity and gas in
Spain¹
No.1
No.1
Electricity and gas in LatAm
No.3
Global customer connections²
No.4
Global LNG supply
Global utilities –
ranking by customer connections (millions)²
(1)  By combined customer connections, after asset disposals
(2) After asset disposals. Listed companies only. Presented on consolidated basis, including gas and electricity customers. EdF is a majority state owned company
Combined market positions
RWE
(Germany)
ENEL
(Italy)
E.ON
(Germany)
GAS
NATURAL
ENDESA
SUEZ + GdF
(France)
ENDESA GAS
NATURAL
EdF
(France)
42
34
33
32
31
23
20
10

•
Gas and
electricity
distribution and
supply
•
Electricity
generation
•
Electricity
generation
•
Regasification
plant
Source: Endesa 2005 Annual report and Gas Natural. After assets disposals
•
Gas distribution
and supply
•
Electricity
generation
•
Gas and
electricity
distribution and
supply
•
Electricity
generation
•
Electricity
generation
•
Electricity
generation
•
Gas
infrastructure
•
Gas infrastructure
and projects
•
Gas/LNG contracts
•
LNG fleet
An energy leader in high-growth markets
Puerto Rico
LatAm
Contracts/Fleet
Portugal
Italy
Spain
Algeria
Morocco

Combined management of clients
and networks
More flexible and competitive gas procurement
More balanced and competitive
generation portfolio
Attractive business mix and investment profile
Gas and electricity convergence
Sizeable synergies
An attractive project from a strategic,
industrial and financial perspective

Gas and power convergence in Spain
CCGT
Coal
15%
Nuclear
19%
Fuel
4%
Renewables + hydro
28%
Coal
30%
Nuclear
22%
26%
Fuel
4%
Domestic Industrial
2005
2011
Historical data
Gas
33%
Gas
18%
CAGR
6-7%
2002 2004 2006 2008 2010
100
200
300
400
500
CAGR
16%
2003 2005 2007 2009 2011
Source: National Energy Plan 2002–2011 and Gas Natural analysis
Total expected gas demand
Sources of electricity
generation (production)¹
Renewables + hydro
Source: Red Eléctrica: “Avance del informe 2005 sobre el sistema eléctrico español” and
Gas and Electricity sectors planification. Ministry of Industry, 2002
(1) Mainland generation including cogeneration and renewables
TWh

KOGAS
Tokyo Electric
GAS NATURAL
Gaz de France
Chubu Electric
Tokyo Gas
Osaka Gas
BG
CPC
Suez
Kansai Electric
Petronet LNG
BOTAS
Tohoku Electric
BP
Union Fenosa
ENEL
Kyushu Electric
Toho Gas

More flexible and competitive gas
procurement
Source: Wood Mackenzie
(1) Repsol YPF–Gas Natural LNG, S.L’s position. Up + Midstream joint venture between GAS NATURAL and Repsol YPF
GAS NATURAL+ Endesa would be the 3rd
largest LNG company globally
Aprox. 2/3 of gas contracted by GAS
NATURAL + Endesa will be LNG
5
10
15
20
25
LNG
(mmtpa)

More balanced and competitive
generation portfolio
GAS NATURAL +
Endesa post disposals¹
Endesa
Source: REE data and GAS NATURAL estimates. Mainland installed capacity
(1) The range refers to potential divestment scenarios: 1,200MW CCGT and/or Hydro
(2) Includes Endesa, GAS NATURAL, Iberdrola, HidroCantábrico, Unión Fenosa and Viesgo
2006 combined generation mix (estimate)
28%
27%
18%
12%
9%
6%
16%
25-28%
19%
21-23%
13%
4%
18%
27%
12%
22%
13%
8%
Coal Hydro Nuclear
CCGT Renewables Fuel
Generation mix in
Spain²

Combined management of clients and
networks
There are many examples
in Europe
New Group
~ 40%
Other
~ 60%
New Group
~ 60%
Other
~ 40%
Gas
distribution¹
Electricity distribution¹
GAS NATURAL + Endesa would be
a leader in gas and electricity
(1) Market share in Spain by number of customer connections, after asset disposals set by the Council of Ministers and the conditions set by the CNE
Holland
Nuon,
Essent
United Kingdom
SSE
Belgium
Suez
Spain
Endesa
HidroCantábrico
Italy
Enel,
municipalities
Austria
PVN, EVN,
ESTAG
Germany
E.ON,
RWE,
EnBW
Denmark
Dong

Corporate
Commercial
Information technology
Total
Distribution
LatAm

Sizeable synergies
~85
~175
~90
~350
~70
Source: Boston Consulting Group
(1) Annual synergies. Synergies are estimated to be reachable in 2008
~30
100
200
300
400
500
Distribution synergies resulting from networks overlap will be reinvested to improve quality of service
of GAS NATURAL + Endesa
Synergies not included
in our base case
Euro million

Attractive business mix and investment
profile
EBITDA 2009¹
(estimate)
Source: GAS NATURAL estimates
(1) GAS NATURAL/Endesa 2009 pro-forma EBITDA estimate has been calculated under IFRS
Investments 2006-2009
(estimate)
LatAm
32%
Generation
29%
Other  3%
Up + midstream
5%
Electricity
distribution
16%
Gas distribution  8%
Europe
7%
GAS NATURAL + Endesa
would have a balanced
and diversified EBITDA
GAS NATURAL + Endesa
expects to invest ~ €17.5 bn in
organic growth until 2009
Up +
midstream
7%
Europe
12%
LatAm
18%
Generation
36%
Distribution
27%

Positive financial impact
(1) Company estimates based on IBES EPS projections of €1.87 (2006), €1.92 (2007), €2.32 (2008) and a long-term growth rate of 6.8% for Endesa. Based on IBES EPS projections of €1.61 (2006),
€1.75 (2007), €2.12 (2008) and a long term growth rate of 5.0%
(2) After planned disposals
(3) Assuming Endesa’s shareholders reinvest cash received in GAS NATURAL shares at September 2nd 2005 price and assuming no adverse tax consequences of the sale of the Endesa’s shares
Very attractive transaction for the shareholders³
of the New Group
Evolution of earnings per share (EPS)
(estimate)
1.5
3
2006 2007 2008 2009
New Group
Gas Natural
Endesa
EPS
1,2
(euro)
GAS NATURAL + Endesa will maintain its “A” credit rating target

Attractive dividend policy
The New Group will adopt an attractive dividend policy¹,
consistent with the “A” credit rating target
Additionally, all future capital gains resulting from the
sale of non-energy assets will be
distributed as dividends
Payout of 52-55% in 2008
DPS increase by a minimum of 15% per annum
for the 2006-2009 period
(1) Subject to shareholder approval and any other legal requirements

Multi-product offer
in Spain
Transaction fully in line with GAS
NATURAL’s commitment to shareholders
Enhanced multi-product opportunities
in liberalised markets, specially
dual fuel
Gas supply with
a equity gas position
Electricity business
Gas distribution
Overlapping gas and electricity in
key distribution areas
New Group becomes a market
leader in electricity generation
New growth opportunities
in LNG markets
GAS NATURAL’s objectives Transaction impact
Leading Spanish energy
group across gas
value chain
Leadership position
in international
high growth potential markets
Strategic Priorities

A transaction with benefits for consumers
and the general public in the markets
where we operate
Strengthens Spain’s security of energy supply through a
stronger position in the international markets
Investment commitment that will allow the improvement of
the quality of power supply to clients
Transfer of synergies arising from the distribution overlap to consumers, which will generate savings for clients
Improvement of the sector’s competition situation in Spain
and contribution to the liberalisation of one of the
most developed energy markets in Europe

Izmir
Security of supply in Spain
Brindisi
Cartagena
Bilbao
Huelva
Lisboa
Madrid
Athens
Fos-sur-Mer
La Spezia
Córdoba
Ferrol
Montoir
Paris
London
Dublin
Brugge
Brussels
Rome
Rovigo
Krk
Marmara
Ereglisi
Bucharest
Belgrade
Sophia
Vienna
Prague
Berlin
Wilhelmshaven
Copenhagen
Stockholm
Oslo
Karsto
Kollsnes
Berne
Helsinki
St Petersburg
Barcelona
Valencia
Current gas pipeline
Planned or under
construction gas
pipeline
Gas flow direction
LNG plant in operation
LNG plant planned /
under construction
Gas procurement in Spain European gas network
Source: CNE natural gas monthly statistical bulletin, February 2006
European markets supplied
mainly through piped gas from
Russia and the Northern Sea.
Spanish market mainly supplied
by LNG from the north of Africa
and Middle East.
Limited connection capacity by
gas pipeline with the rest of
Europe.
Algeria
42%
Persian Gulf  20%
Nigeria
15%
Egypt
10%
Norway  6%
Other
7%
LNG
66%
NG
34%

Distribution
Generation
Reinvested distribution synergies[1]
Total

Investments to improve quality of service
Expected investments by GAS NATURAL +
Endesa in Spain (estimate 2006-2009)
~4,700
~6,300
~140 >11,000
Source: GAS NATURAL estimates
(1) Up to 70 million euro per year estimated for 2008 and 2009.
Total investment
of c.€17.5 bn through
2009.
Over 60% earmarked
to improve distribution
and generation in Spain.
Transfer of synergies
arising from distribution
network overlap to
clients through
reinvestment.
Million euro
Benefits for
consumers

Italy
Germany
Ireland
Norway
Holland
Belgium
EU
Austria
France
Spain
United Kingdom
Sweden
Greece

Competitive situation on the European
electricity market
2
4
6
8
10
12
14
16
Euro c./KWh
Source: Eurostat, Domestic tariffs on 1st of July 2005, excluding taxes
Comparison of European electricity tariffs

Summary of the offer for Endesa

Transaction details
Tender offer for 100% of the share capital of
Endesa.
7.34 euro in cash and 0.569 GAS NATURAL
shares for each Endesa share.
Offer consideration: 65.5% in shares and
y 34.5% in cash¹.
Capital increase of a maximum of 602 million
GAS NATURAL’s
shares².
The offer values each Endesa share at 21.30
euro¹.
The offer is conditioned on reaching a
minimum 75% of Endesa and on the removal of
existing limitations in the by-laws of Endesa
(e.g. the 10% voting right limit).
(1) Based on Gas Natural’s share price of €24.53 as of 02 September 2005 (last closing day, pre-announcement)
(2) Assuming 100% acceptance
Terms
Conditions

Capital increase
Issuance of 602,429,955 new common shares (par value of one euro each)
to constitute the stock component of the consideration offered in the tender offer for Endesa.
Subject to the success of the offer for Endesa.
Will depend on the final level of acceptances of the offer for Endesa.
In-kind contribution will be the Endesa shares tendered by Endesa shareholders who accept the offer by Gas Natural.
The issue price will be determined by the Board of Directors at the time the capital increase is executed:
Minimum price: 12.055 euros/share (net book value of the GAS
NATURAL shares¹).
Maximum price: 24.53 euros/share (closing share price of the Gas
Natural shares on September 2, 2005).
May not exceed by more than 20%, the difference between the total value assigned to the Endesa shares²
by the independent expert (Bolsa
de Barcelona) and the total cash consideration offered.
Elimination of the preferential subscription right of the existing shareholders of the Company with respect to the capital increase due to the nature of the transaction causing the increase, as justified by
Audihispana, acting as independent expert.
(1) As per the consolidated audited financial statements as of 30/10/2005
(2) 20.89 euros/share, theweighted average price on 21/11/2005 (the day before the request for the independent expert role) and theweighted average of the three months prior to the day after such date

Unique opportunity to participate in a
Spanish integrated gas and electricity project
Free float 63.1%
La Caixa
14.7%
Repsol YPF
13.2%
Caja Madrid
5.7%
Other² 3.4%
GAS NATURAL + Endesa
shareholder structure after the offer¹
Endesa shareholders
57%
GAS NATURAL shareholders
43%
Creation of a Spanish integrated
energy leader.
Clear strategic rationale for the
combination, based on the gas and
power convergence.
Sizeable synergies.
Attractive dividend policy.
Benefits for consumers and the
general public.
(1) Assuming 100% acceptance
(2) Includes Hisusa and Caixa Catalunya, considered as strategic/long term investors

All the regulatory and administrative
hurdles have been passed
Spanish
antitrust
authorities
Regulated activities (Function XIV): November 2005
National
Energy
Commission
The EC confirmed that the jurisdiction on competition
matters belonged to Spain: November 2005
European
antitrust
authorities
Golden Share: December 2005
Secretary
General of
Energy
The combination GAS NATURAL–Endesa was approved by
the Council of Ministers: February 2006
Spanish offer/prospectus approved: February 2006
CNMV
US prospectus (F-4) declared effective: March 2006
SEC (USA)
Notes:  The offer and therefore the processing of any action related to the offer, and the performance of the agreement between Gas Natural and Iberdrola are currently suspended, following the injunction granted by the Madrid Mercantile Court Nº3.

E.ON competing bid
27.50 euros per share, in cash.
(1) Source: CNMV’s press release on the key dates and deadlines for the tender offers on Endesa, 24th March 2006
Terms
Conditions
Minimum of 50.01% acceptance.
Changes in the by-laws.
CNMV’s
clarification¹
Deadline for competing offers ended on the 5th of
April.
Impact of the injunction on the GAS NATURAL
offer:
The CNMV will continue to review E.ON’s offer.
Suspension of the “sealed envelopes” process
for all offers.
Extension of the acceptance periods to make all
offers end on the same day.
On 21st February E.ON announced a competing bid for Endesa

GAS NATURAL has an excellent track
record…
... in the
gas
business1
... in the
electricity
business2
Clients
2000-2005: +3.2 millions (+46%)
Network
Kilometres 2000-2005: +25,947 (+35%)
CCGTs
today: 2,800 MW
CCGT target
for 2008: 4,800 MW
Production
2002-2005: +6.8 TWh
(+329%)
(1) Global business
(2) In Spain

… meeting the objectives announced in
the Strategic Plan
EBITDA and Net Income
(million euro)
1,2
Dividend per share
(euro)³
CAGR: +18%
(1) 2003 under Spanish GAAP. 2004 and 2005 under IFRS. Source: Annual Reports and Results presentation 2005
(2) 2005 data pending approval of the annual accounts by the GAS NATURAL General Shareholder Meeting
(3) The year represents the fiscal year againstwhich results the dividend is declared. 2005 is an estimate pending the approval of the annual accounts by GAS NATURAL’s General Shareholder
Meeting
EBITDA
CAGR: +12%
1,202
568
1,335
642
1,519
749
2003 2004 2005
0.60
0.71
0.84
2003 2004 2005
Net Income
CAGR: +15%

Proposed resolutions

First resolution
Capital increase.
Issuance of 602,429,955 new common shares,
having a par value of 1 euro each.
Issuance premium to be determined, pursuant to
Article 159.1.c) of the Law of Corporations (Ley de
Sociedades Anónimas), by the Board of Directors,
at the time the capital increase is executed.
The equivalent value of the increase will be in-kind
contributions consisting of the shares of Endesa,
whose holders accept the OPA.
The increase will be implemented with the total
elimination of the preferential subscription right
and express allowance for the possibility of partial
subscription.

Second resolution
Request to be made to the competent national and
international agencies to admit the new shares to
be traded on the Stock Exchanges of Madrid,
Barcelona, Bilbao and Valencia.
Inclusion in the Stock Exchange Interconnection
System (Continuous Market).
Shares of Gas Natural SDG, S.A. to be traded, by
means of ADSs, on the New York Stock Exchange.

Third resolution
Delegation, pursuant to article 153.1 a) of the Law
of Corporations (Ley de Sociedades Anónimas),
to the Board of Directors, of the powers necessary
to determine the conditions of the increase in all
aspects not provided by the General
Shareholders' Meeting.
Determination of the amount of the share
premium.
Final implementation of the capital increase.
Amendment of Article 5 and first paragraph of
Article 6 of the bylaws to conform to the new
share capital figure.
Issuance of any public and private documents
that may be necessary.

Fourth resolution Ratification and appointment D. José Arcas Romeu as Director, for a period of three years.

Fifth resolution
Authorization to the Board of Directors to
interpret, correct, supplement, execute and
implement the resolutions adopted by the General
Shareholders Meeting, and grant of powers for
purposes of elevating such resolutions to a public
instrument.

Extraordinary General Shareholders Meeting 7 April 2006